UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 1, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

ANNOUNCEMENT
APPOINTMENT OF VICE PRESIDENT

The Company announces that the Board has resolved on the appointment of Mr. Tang Bing (唐兵) as a vice president of the Company.

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) is pleased to announce that, on 1 February 2010, pursuant to the articles of association of the Company and 董事會議事規則 (Rules for the Board of Directors) of the Company and according to the nomination by Mr. Ma Xulun, the President of the Company, the 35th ordinary meeting of the fifth session of the Board has unanimously resolved that Mr. Tang Bing (唐兵) (“Mr. Tang”) be appointed as a vice president of the Company with immediate effect. He will serve for a term which would be the same as the current session of the Board.

The biographical details of Mr. Tang are as follows:

Mr. Tang is currently a member of the Standing Committee to the Party Committee of the Company. Mr. Tang joined the civil aviation industry in 1993. From April 1997 to October 1999, he served as a deputy manager of the Engineering Technology Division under the Aircraft Engineering Department of 中國南方航空有限公司 (China Southern Airlines Company Limited) (“China South Airlines”) (Stock Code: 1055). From October 1999 to May 2003, he was the deputy director of the Business Development Department of 廣州飛機維修 工程有限公司(Guangzhou Aircraft Maintenance Engineering Co., Ltd.), and the vice director of its Accessories Business Centre. From June 2003 to December 2005, he was vice president of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.). From December 2005 to March 2007, he served as the office director of China South Airlines. From March 2007 to December 2007, he was the president and vice party secretary of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as the chief engineer and general manager and a deputy party secretary of the Aircraft Engineering Department of China South Airlines. From May 2009 to December 2009, he was appointed as the general manager and deputy party secretary of the Beijing branch of the Company. Since May 2009, he has been served a member of the Standing Committee to the Party Committee of the Company. Mr. Tang graduated from 南京航空航天大學 (Nanjing University of Aeronautics and Astronautics) majoring in electrical technology. He obtained a master of business administration (MBA) degree from the Administration Institute of 中山大學 (Sun Yat-sen University) in 2003 and an executive master of business administration (EMBA) degree from the School of Economics and Management of 清華大學 (Tsinghua University) in 2008.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)

Shanghai, the People’s Republic of China
1 February 2010